UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange
Act of 1934
For the month of September, 2006
Commission File Number 001-14487
TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)
Tele Norte Leste Holding Company
(Translation of Registrant’s name in English)
Rua Humberto de Campos 425, 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes ☐ No ☑

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
          Date: September 27, 2006

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ José Luís Magalhães Salazar

Name: José Luís Magalhães Salazar
Title: Investor Relations Officer

2

TELE NORTE LESTE
PARTICIPAÇÕES S.A.
CNPJ/MF N° 02.558.134/0001-58
NIRE N° 33.300.262539
Public Company
EXTRAORDINARY SHAREHOLDERS’ MEETING
NOTICE OF CALL
Rio de Janeiro, September 27, 2006 - The Board of Directors of TELE NORTE LESTE PARTICIPAÇÕES S.A. (BOVESPA: TNLP3 / TNLP4; NYSE: TNE) hereby calls its Shareholders to convene at the Extraordinary Shareholders’ Meeting, to be held on November 13, 2006, at 10a.m, Rio time, at the headquarters of the Company, on Rua Humberto de Campos, 425, Leblon, in the City of Rio de Janeiro, RJ, in order to reach a decision on the following Order of the Day:
1.	Approval of the Protocol for Stock Swap and Reasons (and attachments thereto), executed on September 26, 2006 by and between the Management of the Company and its controlling shareholder TELEMAR PARTICIPAÇÕES S.A. (“TMARPART”), providing for, according to articles 224, 225, 252, and 264 of the Brazilian Corporate Law, the terms and conditions of the stock swap (incorporação de ações) under which the shares of the Company will be acquired by TMARPART such that the Company will become a wholly-owned subsidiary of TMARPART, subject to a separate approval by the holders of preferred shares of the exchange ratios of the shares and ADS issued by the Company for the shares and ADS to be issued by TMARPART, as per item 2 below;

2.	Approval of the exchange ratios of the shares and ADS issued by the Company for the shares and ADS to be issued by TMARPART, as provided for in item 6.3 of the Protocol for Stock Swap and Reasons, by the vote of holders of preferred shares (including ADS holders) issued by the Company, representing at least half of the issued preferred shares, excluding those kept with the Company’s treasury, in accordance with the CVM’s Orientation Release No. 34, dated August 18, 2006, and other relevant manifestations by the CVM;
3.	If the matters described in items 1 and 2 above are approved, the stock swap will occur so that the shares of the Company will be acquired by TMARPART such that the Company will become a wholly-owned subsidiary of TMARPART; and

4.	Authorization for the managers of the Company, according to paragraph 2 of article 227 of the Brazilian Corporate Law, to take all actions necessary to conclude the stock swap, including subscription to TMARPART’s capital increase.
GENERAL OBSERVATIONS:
1.	The documentation relating to the matters of the Order of the Day (as described in its different items) will be available at the headquarters of the Company, for the examination of the Company’s Shareholders.

2.	The Shareholders who want to be represented by an attorney-in-fact must deliver the relevant power-of-attorney, with special powers, accompanied by copies of the corporate acts and/or documents demonstrating that the shareholder, if not a natural person, is duly represented, to the attention of the Office of Legal Strategy of the Company (“Diretoria de Estratégia Jurídica”), located on Rua Humberto de Campos n. 425, 6th floor, Leblon, in the City of Rio de Janeiro — RJ, between the hours of 9:00a.m. to 12:00p.m. and 2:00p.m. to 6:00p.m., until November 8, 2006.

3.	The Shareholder who participates in the Fungible Custody of Nominative Shares of the Stock Exchanges, and who wants to participate to this Meeting must submit an extract issued as from November 8, 2006, mentioning the relevant share participation, provided by the custodian institution.

4.	If the quorum for approving the matter described in item 2 of the Order of the Day is not achieved, the stock swap will be subject to a new meeting to be installed after the relevant call.

5.	In case the meeting is held only according to a third call, the minimum favorable vote will be 25% of the issued preferred shares (including ADS), excluded the shares kept with the Company’s treasury, according to CVM’s notice Ofício/CVM/SEP/GEA-4/No. 665/2006, dated September 25, 2006.

For more information, please contact:
INVESTOR RELATIONS	GLOBAL CONSULTING GROUP
Email: invest@telemar.com.br	Lauren Puffer
Roberto Terziani (55 21) 3131-1208	lpuffer@hfgcg.com
Carlos Lacerda (55 21) 3131-1314	Tel: 1-646-284-9404
Fax: (5521) 3131-1144	Fax: 1-646-284-9494